UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)

Grubb & Ellis Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

40009 52 0
(CUSIP Number)

C. Michael Kojaian c/o Kojaian Ventures, L.L.C. 39400 Woodward Avenue, Suite 250 Bloomfield Hills, Michigan 48304 Telephone (248) 644-7600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

(Continued on the following pages)
(Page 1 of 14 Pages)

CUSIP NO. 40009 52 0	13D	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,960,526

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,960,526

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%*

14	TYPE OF REPORTING PERSON OO

* Based on 25,914,120 shares as determined by the Company to have been outstanding as of August 24, 2007.

CUSIP NO. 40009 52 0	13D	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,511,283

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

7,511,283

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,511,283

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%*

14	TYPE OF REPORTING PERSON OO

* Based on 25,914,120 shares as determined by the Company to have been outstanding as of August 24, 2007.

CUSIP NO. 40009 52 0	13D	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

2,960,526

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

2,960,526

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%*

14	TYPE OF REPORTING PERSON CO

* Based on 25,914,120 shares as determined by the Company to have been outstanding as of August 24, 2007.

CUSIP NO. 40009 52 0	13D	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kojaian Ventures-MM, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,511,283

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

7,511,283

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,511,283

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%*

14	TYPE OF REPORTING PERSON CO

* Based on 25,914,120 shares as determined by the Company to have been outstanding as of August 24, 2007.

CUSIP NO. 40009 52 0	13D	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mike Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

2,960,526

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,960,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,960,526

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%*

14	TYPE OF REPORTING PERSON IN

* Based on 25,914,120 shares as determined by the Company to have been outstanding as of August 24, 2007.

CUSIP NO. 40009 52 0	13D	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Michael Kojaian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

7,511,283

	8	SHARED VOTING POWER

2,960,526

	9	SOLE DISPOSITIVE POWER

7,511,283

	10	SHARED DISPOSITIVE POWER

2,960,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,471,809

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4%*

14	TYPE OF REPORTING PERSON IN

* Based on 25,914,120 shares as determined by the Company to have been outstanding as of August 24, 2007.

          This Amendment No. 11 (this "filing") amends in certain respects Amendment No. 1 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian dated February 13, 2001 ("Amendment No. 1"); Amendment No. 2 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Ventures, L.L.C., a Michigan limited liability company ("KV"), and Kojaian Ventures-MM, Inc., a Michigan corporation and managing member of KV ("KVMM") dated April 19, 2002 ("Amendment No. 2"); Amendment No. 3 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM dated May 16, 2002 ("Amendment No. 3"); Amendment No. 4 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KV and KVMM dated September 27, 2002 ("Amendment No. 4"); Amendment No. 5 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Holdings LLC, a Michigan limited liability company ("KH"), KV, KVMM dated May 9, 2003 ("Amendment No. 5"); Amendment No. 6 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, KH, KV, and KVMM dated January 6, 2005 ("Amendment No. 6"); Amendment No. 7 to Schedule 13D filed by Mike Kojaian, C. Michael Kojaian, Kojaian Management Corporation ("KMC"), KH, KV, and KVMM dated April 28, 2006 ("Amendment No. 7"); Amendment No. 8 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated July 6, 2006 ("Amendment No. 8"); Amendment No. 9 to Schedule 13D filed by C. Michael Kojaian, KMC, KH, KV, and KVMM dated May 22, 2007 ("Amendment No. 9"); and Amendment No. 10 to Schedule 13D filed by Mike Kojaian and C. Michael Kojaian, KMC, KH, KV, and KVMM dated September 7, 2007 ("Amendment No. 10") (collectively the "Previous Filings"). All items not reported in this Amendment No. 11 are herein incorporated by reference from Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, and Amendment No. 10. To the extent any item is superseded by any later filing, the later filing is operative and controlling.

Item 2.	Identity and Background

          This Amendment No. 11 is being filed by Mike Kojaian, C. Michael Kojaian, KMC, KVMM, KV, and KH (collectively, the "Reporting Persons"). Item 2 of the Previous Filings is here incorporated by reference.

          During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

          Item 3 of the Previous Filings is here incorporated by reference.

          KH used $2,425,088 of available funds and investments to purchase the Common Stock described in Item 5(c) of this filing.

Item 4.	Purpose of Transaction.

          Item 4 of the Previous Filings is here incorporated by reference.

          The Reporting Persons may from time to time in the future acquire or dispose of additional securities of the Company in open market or privately negotiated transactions, depending on market conditions and other considerations that the Reporting Persons deem relevant. As of the date of this filing, the Reporting Persons have no specific plans or proposals to acquire or dispose of securities of the Company.

          The Reporting Persons reserve the right to take any and all actions with respect to their respective investments in the Company as they from time to time may determine in the future in their sole discretion.

Item 5.	Interests in Securities of the Issuer.

          (a-b)          The total number of shares of Common Stock deemed to be beneficially owned by all of the Reporting Persons is 10,471,809, which represents approximately 40.4% of the outstanding shares of Common Stock based on 25,914,120 shares reported by the Company to have been outstanding as of August 24, 2007, in the Company's Form 10-K annual report for its year ended June 30, 2007. The direct beneficial owners of such shares are represented in the following table (each entity has sole voting and dispositive power over the listed shares):

Beneficial Owner	Shares	Percentage of All Outstanding Common Stock
Kojaian Holdings LLC (KH)	2,960,526	11.4%
Kojaian Ventures, L.L.C. (KV)	7,511,283	29.0%

TOTAL	10,471,809	40.4%

          As the sole member of KH, KMC is the deemed beneficial owner of, and has sole voting and dispositive power over, the 2,960,526 shares of Common Stock directly owned by KH. These shares of Common Stock represent approximately 11.4% of the outstanding shares of Common Stock, based on 25,914,120 shares determined by the Company to have been outstanding as of August 24, 2007.

          As the manager member of KV, KVMM is the deemed beneficial owner of, and has sole voting and dispositive power over, the 7,511,283 shares of Common Stock directly owned by KV. These shares represent approximately 29.0% of the outstanding shares of Common Stock, based on 25,914,120 shares as determined by the Company to have been outstanding as of August 24, 2007.

          As a 50% shareholder of KMC, Mike Kojaian is the deemed beneficial owner of, and has shared voting and dispositive over, the 2,960,526 shares of Common Stock directly owned by KH. These shares of Common Stock represent approximately 11.4% of the outstanding shares of Common Stock based on 25,914,120 shares determined by the Company to have been outstanding as of August 24, 2007.

          As (i) a 50% shareholder of KMC, (ii) the sole shareholder of KVMM and (iii) a member (along with KVMM) of KV, C. Michael Kojaian is deemed to be the beneficial owner of the 10,471,809 shares of Common Stock directly owned by KH and KV. These shares of Common Stock represent approximately 40.4% of the outstanding shares of Common Stock, based on 25,914,120 shares determined by the Company to have been outstanding as of August 24, 2007. Of such 10,471,809 shares of Common Stock, C. Michael Kojaian has sole voting and dispositive power over the 7,511,283 shares of Common Stock directly owned by KV and shared voting and dispositive power over the 2,960,526 shares of Common Stock directly owned by KH.

          (c)          Since Amendment No. 10 on September 7, 2007, the Reporting Persons have purchased following shares of Common Stock in the open market:

Trade Date	Buyer	Shares Purchased	Share Price

9/11/2007	KH	300	$8.48
9/11/2007	KH	400	$8.49
9/11/2007	KH	1,400	$8.50
9/11/2007	KH	200	$8.51
9/11/2007	KH	200	$8.52
9/11/2007	KH	1,000	$8.53
9/11/2007	KH	700	$8.55
9/11/2007	KH	500	$8.56
9/11/2007	KH	700	$8.57
9/11/2007	KH	500	$8.59
9/11/2007	KH	200	$8.60
9/11/2007	KH	2,900	$8.61
9/11/2007	KH	100	$8.62
9/11/2007	KH	1,300	$8.63
9/11/2007	KH	2,800	$8.64
9/11/2007	KH	400	$8.66
9/11/2007	KH	1,400	$8.67
9/11/2007	KH	200	$8.68
9/11/2007	KH	300	$8.70
9/11/2007	KH	400	$8.72
9/11/2007	KH	400	$8.74
9/11/2007	KH	1,500	$8.75
9/11/2007	KH	300	$8.77
9/11/2007	KH	300	$8.79
9/11/2007	KH	1,600	$8.83

9/12/2007	KH	100	$8.66
9/12/2007	KH	1,800	$8.70
9/12/2007	KH	400	$8.73
9/12/2007	KH	3,300	$8.74
9/12/2007	KH	9,300	$8.75

9/12/2007	KH	400	$8.81
9/12/2007	KH	700	$8.82
9/12/2007	KH	500	$8.83
9/12/2007	KH	100	$8.84
9/12/2007	KH	1,400	$8.85
9/12/2007	KH	400	$8.86
9/12/2007	KH	300	$8.87
9/12/2007	KH	200	$8.89
9/12/2007	KH	1,100	$8.90
9/12/2007	KH	100	$8.93
9/12/2007	KH	7,800	$8.94
9/12/2007	KH	1,400	$8.95
9/12/2007	KH	100	$8.96
9/12/2007	KH	600	$8.97
9/12/2007	KH	100	$8.98
9/12/2007	KH	800	$8.99
9/12/2007	KH	7,300	$9.00
9/12/2007	KH	1,800	$9.03

9/13/2007	KH	2,500	$9.50
9/13/2007	KH	2,400	$9.49
9/13/2007	KH	10,900	$9.48
9/13/2007	KH	2,600	$9.47
9/13/2007	KH	1,100	$9.46
9/13/2007	KH	1,400	$9.45
9/13/2007	KH	600	$9.44
9/13/2007	KH	1,000	$9.43
9/13/2007	KH	3,000	$9.42
9/13/2007	KH	100	$9.41
9/13/2007	KH	2,800	$9.40
9/13/2007	KH	1,400	$9.39
9/13/2007	KH	1,200	$9.38
9/13/2007	KH	700	$9.37
9/13/2007	KH	3,000	$9.35
9/13/2007	KH	400	$9.34
9/13/2007	KH	700	$9.33
9/13/2007	KH	500	$9.32
9/13/2007	KH	600	$9.31
9/13/2007	KH	1,200	$9.30
9/13/2007	KH	900	$9.28
9/13/2007	KH	500	$9.27
9/13/2007	KH	300	$9.26
9/13/2007	KH	100	$9.24
9/13/2007	KH	100	$9.23

9/14/2007	KH	100	$9.20
9/14/2007	KH	1,600	$9.21
9/14/2007	KH	100	$9.22

9/14/2007	KH	600	$9.23
9/14/2007	KH	500	$9.24
9/14/2007	KH	4,000	$9.25
9/14/2007	KH	900	$9.26
9/14/2007	KH	5,200	$9.27
9/14/2007	KH	400	$9.28
9/14/2007	KH	2,400	$9.29
9/14/2007	KH	6,400	$9.30
9/14/2007	KH	1,000	$9.31
9/14/2007	KH	1,100	$9.32
9/14/2007	KH	200	$9.33
9/14/2007	KH	1,000	$9.34
9/14/2007	KH	4,300	$9.35
9/14/2007	KH	200	$9.36
9/14/2007	KH	100	$9.21
9/14/2007	KH	500	$9.22
9/14/2007	KH	200	$9.23
9/14/2007	KH	1,200	$9.25
9/14/2007	KH	400	$9.26
9/14/2007	KH	1,000	$9.27
9/14/2007	KH	1,100	$9.28
9/14/2007	KH	700	$9.29
9/14/2007	KH	2,800	$9.30
9/14/2007	KH	700	$9.31
9/14/2007	KH	2,100	$9.32
9/14/2007	KH	200	$9.33
9/14/2007	KH	2,600	$9.34
9/14/2007	KH	2,900	$9.35
9/14/2007	KH	7,400	$9.36
9/14/2007	KH	400	$9.37
9/14/2007	KH	9,700	$9.38
9/14/2007	KH	1,700	$9.39
9/14/2007	KH	600	$9.40
9/14/2007	KH	1,200	$9.41
9/14/2007	KH	1,400	$9.42
9/14/2007	KH	1,900	$9.43
9/14/2007	KH	2,000	$9.44
9/14/2007	KH	3,500	$9.45
9/14/2007	KH	400	$9.48
9/14/2007	KH	1,000	$9.49
9/14/2007	KH	16,800	$9.50
9/14/2007	KH	5,500	$9.51
9/14/2007	KH	200	$9.52
9/14/2007	KH	1,200	$9.55
9/14/2007	KH	500	$9.56
9/14/2007	KH	900	$9.57
9/14/2007	KH	1,000	$9.59
9/14/2007	KH	1,000	$9.60

9/14/2007	KH	8,200	$9.61
9/14/2007	KH	1,300	$9.62
9/14/2007	KH	1,100	$9.65
9/14/2007	KH	500	$9.66
9/14/2007	KH	200	$9.67
9/14/2007	KH	100	$9.68
9/14/2007	KH	600	$9.69
9/14/2007	KH	2,600	$9.70
9/14/2007	KH	8,100	$9.71
9/14/2007	KH	1,200	$9.73
9/14/2007	KH	4,600	$9.74
9/14/2007	KH	6,300	$9.75
9/14/2007	KH	100	$9.76
9/14/2007	KH	1,900	$9.77
9/14/2007	KH	3,100	$9.78
9/14/2007	KH	3,700	$9.79
9/14/2007	KH	1,100	$9.80
9/14/2007	KH	8,100	$9.81
9/14/2007	KH	900	$9.82
9/14/2007	KH	1,500	$9.83

          (d)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

          Item 6 of the Previous Filings is here incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement dated September 17, 2007.

SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2007	/s/ Mike Kojaian
Mike Kojaian

Dated: September 17, 2007	/s/ C. Michael Kojaian
C. Michael Kojaian

Dated: September 17, 2007	KOJAIAN HOLDINGS LLC

By: Kojaian Management Corporation, its Sole Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: September 17, 2007	KOJAIAN MANAGEMENT CORPORATION

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, its Executive Vice President

Dated: September 17, 2007	KOJAIAN VENTURES, L.L.C.

By: Kojaian Ventures-MM, Inc., its Managing Member

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President

Dated: September 17, 2007	KOJAIAN VENTURES-MM, INC.

	By	/s/ C. Michael Kojaian
C. Michael Kojaian, President